RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

January 27, 2006

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Rio Tinto Group

Dear Mr. Schwall,

               Thank you for your letter dated December 27, 2005 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).

               In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. This letter contains the responses to the Staff’s comments for which we do not seek confidential treatment. The other letter submitted responds to the balance of the comments of the Staff on the 2004 Form 20-F, contains confidential information of Rio Tinto and therefore is submitted on a confidential basis.

               In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399     Direct line 020 7753     Fax 020 7930 3249
Registered Office:  6 St James’s Square London SW1Y 4LD Registered in England No. 719885

               We are in the process of preparing our Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) and, as described in detail below, all of the disclosure revised in response to the Staff’s comments will be reflected in that filing. In light of such forthcoming filing and in light of the nature of the changes in disclosure, we believe that it will not be necessary to file an amendment to the 2004 Form 20-F.

               To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in italicised text, and have provided our response immediately following each numbered comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

1.	We note from page 62 of your Form 20-F that your Iranian operations entered into the pre-feasibility stage, and we note your February 28, 2005 response to comment two of our December 30, 2004 letter. We also note more recent public media accounts quoting Rio Tinto management stating that the company has found “significant” gold resources in Iran that may increase Iran’s output fivefold and require Rio Tinto capital investment of $120 million. Your February 28, 2005 letter indicates that you had incurred approximately $15 million of expenditures associated with the Iranian mining activities from 2001 to 2004. Tell us whether your operations in Iran have changed in nature or scope, and describe any such changes.

               The Sari Gunay discovery in Iran was made by a joint venture formed between Rio Tinto and Country’s Exploration Services Company (CESCO) of Iran. Zar Kuh Mining Company was incorporated in Iran in December 2004 with its shareholders being Rio Tinto Minerals Development Limited (70%) and CESCO (30%). The Rio Tinto – CESCO joint venture carried out an exploration program between 2000 and 2004 which resulted in discovery of gold on the Sari Gunay Hill. Detailed evaluation studies have been completed and the project has now moved into the feasibility study phase. Zar Kuh has engaged a team of consultants to carry out a bankable feasibility study of its development proposal. It is anticipated that the bankable feasibility study will be completed in March 2006 following which the project will be presented to Rio Tinto’s senior management for a decision in April or May 2006 as to whether to develop, sell or abandon the project. Information from the bankable feasibility study indicates that development of the project would require a capital investment of about [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] over a two-year construction period. Any decision to develop the project would require a period of 6-12 months to obtain permits from the Iranian authorities before the start of construction.

2.

We note the statement in your response to comment two of our December 30, 2004 letter that you are not directly subject to OFAC sanctions because you do not engage in oil and gas activities, and because your existing level of investments is low. Please update this response in light of your existing and anticipated operations, and further explain the reasons you do not believe you are subject to OFAC sanctions. It is unclear how the lack of oil and gas activities and the level of investment affect the applicability of OFAC sanctions. In this regard, please advise us whether any U.S. persons are employed in activities relating to your Iran operations. Also, please address the applicability of regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security that cover exports, re-exports, sanctions or asset controls applicable to Iran.

Our prior response to Comment 2 of your December 30, 2004 letter was intended to refer to the inapplicability to Rio Tinto of the Iran-Libya Sanctions Act (ILSA), which applies to both U.S. and non-U.S. entities engaged in oil and gas activities which make investments of more than $20 million (in any 12-month period) in the development of Iran’s petroleum resources, by noting that Rio Tinto is not engaged in oil and gas activities. Furthermore, our investment in Iran to the end of 2005 has never exceeded [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] in any year. As to the OFAC-administered sanctions, they apply only to “U.S. persons” as defined in those regulations, not to a non-U.S. entity like ourselves. None of our U.S. subsidiaries or our U.S.-person employees are involved in our activities in Iran. When appropriate, restrictions are included in appointments of our U.S.-person employees to global positions as part of our system of controls related to the OFAC-administered sanctions. We are aware of and comply with the U.S. Commerce Department’s Bureau of Industry and Security’s restrictions on the re-exportation of U.S.-origin goods and technology, and we have adequate controls in place so that the likelihood of our violating those restrictions is remote.

3.

Please update and quantify the approximate amount of assets, liabilities and any revenues associated with your Iranian operations, and discuss their materiality to you in light of Iran’s status as a state sponsor of terrorism. Your response should address any regulatory compliance program you have and its significance to any exports or assets associated with your Iranian operations. Please also discuss whether the operations constitute a material investment risk to your security holders.

We described our operations in Iran in our 2004 Form 20-F on page 62 and will update that disclosure in our 2005 Form 20-F. From 2000 to 2005 we incurred expenditure of approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] in the aggregate, with the level of expenditure never exceeding [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] of our total operating costs in any year. Our expenditure has been charged against income and its balance sheet value is zero. To date no revenues have been generated by this project. As indicated in our response to Comment 2 above, we believe we have controls in place so that the likelihood of our violating the U.S. Government’s restrictions on re-exportation of U.S.-origin goods and technology is remote. We have assessed whether our activities in Iran constitute a material investment risk to our securityholders on both a quantitative and qualitative basis. As the figures above indicate, this activity is immaterial to the Group as a whole. Even if a decision to develop the project is made, our share of the capital investment required is expected to be [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] over a two year period, which is [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] of our forecast capital expenditure for 2007 and therefore is quantitatively immaterial. Our activities in Iran are disclosed in our Form 20-F and we believe we operate on a basis which is consistent with the OFAC-administered sanctions to the extent they are applicable to Rio Tinto or to its U.S. subsidiaries and U.S. personnel. We believe that investors in our securities are well aware of our presence in Iran, and we have no reason to believe that our existing securityholders or potential new investors consider that this activity adversely affects, or could adversely impact our reputation or share value.

4.

Your materiality analysis should address materiality on a quantitative basis, as a percentage of your assets and liabilities, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors or terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions. Specifically, you should discuss the materiality of your Iranian operations, and whether they present a material investment risk to your security holders, in light of the potential risk to your reputation and share value presented by your status as a company that has operations, and anticipates increased operations, in a country identified as a terrorist-sponsoring state, and without regard to whether U.S. sanctions regimes are applicable to you, or you are in compliance with any applicable sanctions regime.

Please see our response to Comment 3 above. With respect to the adoption by States of their own sanctions, we believe those acts have been preempted by the comprehensive federal sanctions legislation and regulations (See the U.S. Supreme Court’s decision in Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000)). We do not believe that such attempts by certain States to enter the foreign policy arena are likely to constitute a material investment risk for our security holders.

Engineering Comments

General

5.

Disclose, for the last three years, the average price or unit sales revenue received for the following commodity types: iron ore, diamonds, coal, borates, potash, trona, bauxite, talc, salt/gypsum, and titanium oxide.

We respectfully submit that Item 4.D of Form 20-F and Guide 7 do not require companies to disclose specific commodity prices or unit sales revenue received. Unlike commodity prices for aluminium, copper, gold, lead, molybdenum, silver and zinc, which are publicly quoted on commodity trading exchanges and which are disclosed in the 2004 Form 20-F, the sales prices for many of the commodity types referred to in the Staff’s comment are not public and are determined through confidential negotiations with third party customers. Disclosure of such prices would have a significant adverse effect on our competitive position and our ability to negotiate favorable prices in the future.

For the commodity types identified above for which we provide reserve estimates, we provide supplementally for the confidential information of the Staff a table of our three year average commodity sales prices (to June 30, 2004) and the prices and currency conversion factors used to test whether our reported reserves could be economically extracted. See Appendix 5A. Please note that the Group did not provide reserve estimates in its 2004 Form 20-F for potash, trona or gypsum because a lack of technical data prevents such estimates from being determined in accordance with Guide 7 definitions and because sales for these commodities are not material to the Group. See also our response to Comment 7 below relating to potash and trona. We note that our gypsum operations accounted for less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] of the Group’s total revenue and net earnings in 2004. Rio Tinto’s salt operations involve the recovery of salt through the evaporation of seawater; as a result, it is inappropriate to estimate a reserve for salt.

6.

State the three-year average price or the unit sales as per contract or sales agreement which is used to calculate proven and probable reserves for the following commodity types: iron ore, diamonds, coal, borates, potash, trona, bauxite, talc, salt/gypsum, and titanium oxide.

Please see our response to Comment 5 and Appendix 5A.

7.

State the proven and probable reserves for the following operations:
Borates   —    Operations in the Tincalayu, Sijes, and Porvenir locations
Trona    —     Owens Lake
Potash   —    Rio Colorado operations, if purchased or optioned.
Titanium — Disclose Richards Bay Minerals and QIT-fer et Titane separately

If these particular operations or others are not material or are in the process of closure and/or ownership transfer, make a statement to that effect and indicate the omission.

Borates – Tincalayu, Sijes and Porvenir

Reserves estimates for these properties were not included in our 2004 Form 20-F because the technical work necessary to determine a reserve in accordance with Guide 7 definitions has not been carried out. Furthermore, such properties are not material to the Group. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]

Trona – Owens Lake

Reserves estimates for Owens Lake were not included in our 2004 Form 20-F because the technical work necessary to determine a reserve in accordance with Guide 7 definitions has not been carried out. Furthermore, this operation is very small and generated no revenue for the Group, as discussed in our response to Comment 9 below; therefore, we do not believe any reserves disclosure is required by Item 4.D of Form 20-F.

Potash – Rio Colorado

This is an exploration project and reportable reserves estimates had not been made as at December 31, 2004.

Titanium

We intend to disclose reserves for Richards Bay and QIT separately commencing with our 2005 Form 20-F.

8.

Please provide the reserve estimates for the Owens Lake and Tincalayu operations. Provide the criteria used to demonstrate continuity as designated proven and probable reserves are established (i.e. distance from nearest composite). Also provide a table of the average drill hole spacing for proven and probable reserves for the mine.

Please see our response to Comment 7. Reserve estimates for these operations were not included in our 2004 Form 20-F.

9.

Describe the Owens Lake and Tincalayu operations in some detail. Include in this discussion the following: total tons mined and production, stripping ratio, equipment size and condition, fleet levels for major equipment (drills, shovels, trucks other, crushing-conveying), processing and refining operations. Also include major overhead, housing, transportation, water, power or other infrastructure support activities.

Owens Lake is a very small operation with only [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] of production in 2004. Our costs at Owens Lake were less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] in 2004 and no revenue was generated as all of the production is used as a consumable feed to Borax production. Tincalayu had [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] production in 2004 generating approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] in revenue for the Group ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] of total Group revenue). We do not believe that either property is material to the Group and therefore we believe that individual property disclosure is not required by Item 4.D of Form 20-F.

10.

Give a brief description of the procedures used to develop a cut-off grade estimate at Owens Lake and Tincalayu. Define all the operational costs, sales prices, and metallurgical recoveries used in this calculation. Explain how this calculation is applied to the mining operations and/or mine plan.

Please see our responses to Comments 7, 8 and 9.

*   *   *

              Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We are available to discuss any of the foregoing with you at your convenience.

Very truly yours, /s/ Guy Elliot

(Attachments)

cc:	Ken Schuler, Mining Engineer Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

Appendix 5A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC.]